FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the mouth of May, 2007

Commission File Number: 001-33356

Gafisa S.A.
(Translation of registrant’s name into English)

Av. Nações Unidas No. 4777, 9th floor
São Paulo, SP, 05477-000
Federative Republic of Brazil
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Gafisa S.A.

TABLE OF CONTENTS

Item

1.	Communication dated May 23, 2007 regarding the Meeting of the Board of Directors held on May 23, 2007.

Item 1

GAFISA S.A.
CNPJ/MF No. 01.545.826/0001-07
NIRE 35.300.147.952
Publicly-Held Company
CVM No. 01610-1

Meeting of the Board of Directors
held on May 23, 2007

1. DATE, TIME AND VENUE: On May 23, 2007, at 10 am, by conference call, as expressly authorized by paragraph 2 of Article 20 of Gafisa S.A.’s (the “Company”) bylaws.

2. CALL NOTICE AND ATTENDANCE: Call notice dismissed due to the attendance of the totality of the members of the Board of Directors of the Company. Meeting quorums were reached.

3. PRESIDING BOARD: Chairman: Gary Robert Garrabrant. Secretary: Danilo Gamboa.

4. RESOLUTIONS: The following resolutions were unanimously taken by the board members attending the Meeting, with no exceptions:

4.1. Due to the exercise of the options attached to the Option Agreements executed with the participants between April 2000 and April 2006, to approve, respecting the limit of the authorized capital, the issuance, for private subscription, of 507,068 common shares, at the issue price in total amount of R$ 5,216,335.07. As a consequence of the subscription of all the issued shares, the capital stock of the Company shall be R$ 1,197,007,672.04, divided in 132,276,498 common book-entry shares, with no par value.

4.2 To formalize the inclusion of Mr. Julio Cesar Gomes Pedro (“Participant”) on the 2007 Stock Option Program, established on the meeting of February 3, 2007 (“2007 Program”) and, accordingly, approve the granting of an Option for the purchase of 80,003 shares to the Participant, which exercise price is R$ 31.165 per share, taking into consideration that such granting was agreed with the Participant at the time of his entry as Company’s employee, pursuant to the Participant’s Stock Option Agreement executed on 01.03.2007.

4.3 To authorize and ratify the guarantee, by the Company, of the obligations undertaken by its subsidiary Gafisa SPE–41 Empreendimentos Imobiliários Ltda. under the Financing Agreement # PE nº 18/2006, entered into with UNIBANCO, which have been previously approved by the Board of Directors during the meeting that took place on 04/May/2006, as well as other guaranties related thereto.

4.4 To authorize and ratify the execution, by the Company, of the Lease Agreement with TOP Center Empreendimentos e Participações Ltda., which object is the leasing of the 1st and 2nd floor of Edifício Itaim Center, for 5 years, where the office of FIT Residencial Empreendimentos Imobiliários Ltda. will be build.

5. CLOSING: As there were no further issues to be addressed, these minutes were drawn up, approved and executed by the totality of the board members. Presiding Board: Gary Robert Garrabrant (Chairman), Danilo Gamboa (Secretary); Board Members: Gary Robert Garrabrant, Thomas Joseph McDonald, Danilo Gamboa, Eduardo Alcalay, Renato de Albuquerque, Caio Racy Mattar, Richard L. Huber and Fabio Schvartsman.

I certify that this is a true copy of the minutes drawn on the respective corporate book.

São Paulo, May 23, 2007

___________________________________________
Danilo Gamboa
Secretary

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Gafisa S.A.

Date: May 24, 2007	By:	/s/ Alceu Duílio Calciolari

		Name:	Alceu Duílio Calciolari
		Title:	Chief Financial Officer and Director of Investor Relations